                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  Vsource, Inc.
                                  -------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   92908B 10 5
                                   -----------
                                 (CUSIP Number)

                                  Bruno Seghin
                              Quilvest Asia Limited
                            Suite 5408, Central Plaza
                               Wanchai, Hong Kong
                              (011) (852) 2526 0238

                                 with a copy to:

                                 Jeffrey S. Wood
                              Debevoise & Plimpton
                           13/F Entertainment Building
                             30 Queen's Road Central
                                    Hong Kong
                              (011) (852) 2160 9800

                              --------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 20, 2002
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        CUSIP No. 92908B 10 5

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Caisse de depot et placement du Quebec

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (A)
                                                                          (B) X

 3.     SEC USE ONLY

 4.     SOURCE OF FUNDS:  WC,OO

 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                          [ ]

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION:  Canada

         NUMBER OF             7.   SOLE VOTING POWER: 0
          SHARES
       BENEFICIALLY            8.   SHARED VOTING POWER:  3,750,000 (1)
         OWNED BY
           EACH                9.   SOLE DISPOSITIVE POWER:
         REPORTING
          PERSON              10.   SHARED DISPOSITIVE POWER:   3,750,000 (1)
           WITH

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        3,750,000

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  68.3% (2)

14.     TYPE OF REPORTING PERSON:  OO

(1) Solely in its capacity as 100% owner of Capital International CDPQ Inc., which is 100% owner of Capital International Asia CDPQ Inc. Capital International Asia CDPQ Inc. directly holds 3,000 shares of Series 4-A Convertible Preferred Stock, which is convertible into 3,000,000 shares of common stock. Quilvest Asian Equity Ltd. directly holds 750 shares of Series 4-A Convertible Preferred Stock, which is convertible into 750,000 shares of common stock. As described in Items 4-5 hereof, the shares of both Capital International Asia CDPQ Inc. and Quilvest Asian Equity Ltd. are included because these two entities are members of a group within the meaning of Rule 13d-5(b)(1).

(2) Based on 5,491,086 shares of common stock issued and outstanding, as described in Item 5 herein.

        CUSIP No. 92908B 10 5

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Capital International Asia CDPQ Inc.

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (A) X
                                                                          (B)

 3.     SEC USE ONLY

 4.     SOURCE OF FUNDS:  WC,OO

 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                          [ ]

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION:  Canada

         NUMBER OF             7.   SOLE VOTING POWER: 0
          SHARES
       BENEFICIALLY            8.   SHARED VOTING POWER:  3,750,000 (1)
         OWNED BY
           EACH                9.   SOLE DISPOSITIVE POWER:
         REPORTING
          PERSON              10.   SHARED DISPOSITIVE POWER:   3,750,000 (1)
           WITH

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        3,750,000

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  68.3% (2)

14.     TYPE OF REPORTING PERSON:  CO

(1) Capital International Asia CDPQ Inc. directly holds 3,000 shares of Series 4-A Convertible Preferred Stock, which is convertible into 3,000,000 shares of common stock. Quilvest Asian Equity Ltd. directly holds 750 shares of Series 4-A Convertible Preferred Stock, which is convertible into 750,000 shares of common stock. As described in Items 4-5 hereof, the shares of both Capital International Asia CDPQ Inc. and Quilvest Asian Equity Ltd. are included because these two entities are members of a group within the meaning of Rule 13d-5(b)(1).

(2) Based on 5,491,086 shares of common stock issued and outstanding, as described in Item 5 herein.

        CUSIP No. 92908B 10 5

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Capital International CDPQ Inc.

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (A)
                                                                          (B) X

 3.     SEC USE ONLY

 4.     SOURCE OF FUNDS:  WC,OO

 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                           [ ]

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION:  Canada

         NUMBER OF             7.   SOLE VOTING POWER: 0
          SHARES
       BENEFICIALLY            8.   SHARED VOTING POWER:  3,750,000 (1)
         OWNED BY
           EACH                9.   SOLE DISPOSITIVE POWER:
         REPORTING
          PERSON              10.   SHARED DISPOSITIVE POWER:   3,750,000 (1)
           WITH

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        3,750,000

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  68.3% (2)

14.     TYPE OF REPORTING PERSON:  CO

(1) Solely in its capacity as 100% owner of Capital International Asia CDPQ Inc. Capital International Asia CDPQ Inc. directly holds 3,000 shares of Series 4-A Convertible Preferred Stock, which is convertible into 3,000,000 shares of common stock. Quilvest Asian Equity Ltd. directly holds 750 shares of Series 4-A Convertible Preferred Stock, which is convertible into 750,000 shares of common stock. As described in Items 4-5 hereof, the shares of both Capital International Asia CDPQ Inc. and Quilvest Asian Equity Ltd. are included because these two entities are members of a group within the meaning of Rule 13d-5(b)(1).

(2) Based on 5,491,086 shares of common stock issued and outstanding, as described in Item 5 herein.

        CUSIP No. 92908B 10 5

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Quilvest Asian Equity Ltd.

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (A) X
                                                                          (B)

 3.     SEC USE ONLY

 4.     SOURCE OF FUNDS:  WC,OO

 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                          [ ]

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION:  British Virgin Islands

         NUMBER OF             7.   SOLE VOTING POWER: 0
          SHARES
       BENEFICIALLY            8.   SHARED VOTING POWER:  3,750,000 (1)
         OWNED BY
           EACH                9.   SOLE DISPOSITIVE POWER:
         REPORTING
          PERSON              10.   SHARED DISPOSITIVE POWER:   3,750,000 (1)
           WITH

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        3,750,000

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  68.3% (2)

14.     TYPE OF REPORTING PERSON:  CO

(1) Quilvest Asian Equity Ltd. directly holds 750 shares of Series 4-A Convertible Preferred Stock, which is convertible into 750,000 shares of common stock. Capital International Asia CDPQ Inc. directly holds 3,000 shares of Series 4-A Convertible Preferred Stock, which is convertible into 3,000,000 shares of common stock. As described in Items 4-5 hereof, the shares of both Capital International Asia CDPQ Inc. and Quilvest Asian Equity Ltd. are included because these two entities are members of a group within the meaning of Rule 13d-5(b)(1).

(2) Based on 5,491,086 shares of common stock issued and outstanding, as described in Item 5 herein.

        CUSIP No. 92908B 10 5

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Quilvest Overseas Ltd.

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (A)
                                                                          (B) X

 3.     SEC USE ONLY

 4.     SOURCE OF FUNDS:  WC,OO

 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                          [ ]

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION:  British Virgin Islands

         NUMBER OF             7.   SOLE VOTING POWER: 0
          SHARES
       BENEFICIALLY            8.   SHARED VOTING POWER:  3,750,000 (1)
         OWNED BY
           EACH                9.   SOLE DISPOSITIVE POWER:
         REPORTING
          PERSON              10.   SHARED DISPOSITIVE POWER:   3,750,000 (1)
           WITH

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        3,750,000

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  68.3% (2)

14.     TYPE OF REPORTING PERSON:  CO

(1) Solely in its capacity as 100% owner of Quilvest Asian Equity Ltd. Quilvest Asian Equity Ltd. directly holds 750 shares of Series 4-A Convertible Preferred Stock, which is convertible into 750,000 shares of common stock. Capital International Asia CDPQ Inc. directly holds 3,000 shares of Series 4-A Convertible Preferred Stock, which is convertible into 3,000,000 shares of common stock. As described in Items 4-5 hereof, the shares of both Capital International Asia CDPQ Inc. and Quilvest Asian Equity Ltd. are included because these two entities are members of a group within the meaning of Rule 13d-5(b)(1).

(2) Based on 5,491,086 shares of common stock issued and outstanding, as described in Item 5 herein.

        CUSIP No. 92908B 10 5

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Quilvest S.A.

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (A)
                                                                          (B) X

 3.     SEC USE ONLY

 4.     SOURCE OF FUNDS:  WC,OO

 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                          [ ]

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION:  Luxembourg

         NUMBER OF             7.   SOLE VOTING POWER: 0
          SHARES
       BENEFICIALLY            8.   SHARED VOTING POWER:  3,750,000 (1)
         OWNED BY
           EACH                9.   SOLE DISPOSITIVE POWER:
         REPORTING
          PERSON              10.   SHARED DISPOSITIVE POWER:   3,750,000 (1)
           WITH

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        3,750,000

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  68.3% (2)

14.     TYPE OF REPORTING PERSON:  CO

(1) Solely in its capacity as 100% owner of Quilvest Overseas Ltd., which is the 100% owner of Quilvest Asian Equity Ltd. Quilvest Asian Equity Ltd. directly holds 750 shares of Series 4-A Convertible Preferred Stock, which is convertible into 750,000 shares of common stock. Capital International Asia CDPQ Inc. directly holds 3,000 shares of Series 4-A Convertible Preferred Stock, which is convertible into 3,000,000 shares of common stock. As described in Items 4-5 hereof, the shares of both Capital International Asia CDPQ Inc. and Quilvest Asian Equity Ltd. are included because these two entities are members of a group within the meaning of Rule 13d-5(b)(1).

(2) Based on 5,491,086 shares of common stock issued and outstanding, as described in Item 5 herein.

ITEM 1. SECURITY AND ISSUER

This statement on Amendment 1 to Schedule 13D relates to the shares of common stock, $0.01 par value, of VSource, Inc., a Delaware corporation (the "Issuer") and amends and restates the Statement on Schedule 13D originally filed by the Reporting Persons on November 4, 2002.

The principal executive offices of the Issuer are located at 16875 West Bernardo Drive, Suite 250, San Diego, CA 92127.

ITEM 2. IDENTITY AND BACKGROUND

Pursuant to Section 13d-1(k)(1) of Regulation 13D-G ("Regulation 13D-G") of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby file this Amendment No. 1 to Schedule 13D on behalf of Capital International Asia CDPQ Inc., Quilvest Asian Equity Ltd., Quilvest Overseas Ltd., Quilvest S.A., Capital International CDPQ Inc. and Caisse de depot et placement du Quebec (referred to herein collectively as "Reporting Persons.") The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13d-5(b)(1) of the Exchange Act.

Capital International Asia CDPQ Inc. and Quilvest Asian Equity Ltd. (together, the "Investors") affirm that they are a "group" within the meaning of Section 13d-5(b)(1). As discussed in Item 4 of this Schedule 13D, Quilvest Asian Equity Ltd. and Capital International Asia CDPQ Inc. are independent entities who have agreed to coordinate the purchase of the securities of the Issuer and have an unwritten and informal arrangement to coordinate their voting and disposition of such securities. In addition, as discussed in Item 4 of this Schedule 13D, Quilvest Asian Equity Ltd. and Capital International Asia CDPQ Inc. have been contemplating plans (as yet nonbinding and preliminary) to transfer their securities to a separate investment vehicle jointly controlled by the two of them.

Each of the Reporting Persons other than Capital International Asia CDPQ Inc. and Quilvest Asian Equity Ltd. expressly disclaims that it is part of any group within the meaning of Section 13d-5(b)(1) with respect to the securities of the Issuer, and neither the fact of this filing nor anything contained herein shall be deemed to be an admission by such Reporting Persons that such a "group" exists.

(b)-(c)

Capital International Asia CDPQ Inc. is a Canadian (Quebec Companies Act, Part
1A) corporation, the principal business of which is to make and hold private equity investments. The principal business address (which also serves as its principal office) of Capital International Asia CDPQ Inc. is 1981 Avenue McGill College, Montreal, Canada H3A 3C7. Pursuant to Instruction C of Schedule 13D, certain information with respect to Capital International CDPQ Inc., the sole shareholder of Capital International Asia CDPQ Inc., and the executive officers and directors of Capital

International Asia CDPQ Inc. is provided below and in the Exhibit expressly incorporated in this Item by the reference set forth below.

The names of the directors and executive officers of Capital International Asia CDPQ Inc., their business addresses, their present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted other than Capital International Asia CDPQ Inc. are set forth in Exhibit 7, attached hereto and expressly incorporated herein by this reference.

Capital International CDPQ Inc. is a Canadian (Quebec Companies Act, Part 1A) corporation, the principal business of which is to make and hold private equity investments. The principal business address of Capital International CDPQ Inc. is 1981 Avenue McGill College, Montreal, Canada H3A 3C7. Pursuant to Instruction C of Schedule 13D, certain information with respect to Caisse de depot et placement du Quebec, the sole shareholder of Capital International CDPQ Inc., and the executive officers and directors of Capital International CDPQ Inc. is provided below and in the Exhibit expressly incorporated in this Item by the reference set forth below.

The names of the directors and executive officers of Capital International CDPQ Inc., their business addresses, their present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted other than Capital International CDPQ Inc. are set forth in Exhibit 8, attached hereto and expressly incorporated herein by this reference.

Caisse de depot et placement du Quebec is a legal person without share capital and a mandatary of the State of the Province de Quebec, created by a special act of the Legislature of the Province de Quebec. The principal business of Caisse de depot et placement du Quebec is to receive on deposit and manage funds deposited by agencies and instrumentalities of the Province de Quebec. Caisse de depot et placement du Quebec is the sole shareholder of Capital International CDPQ Inc.

The names of the directors and executive officers of Caisse de depot et placement du Quebec, their business addresses, their present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted other than Caisse de depot et placement du Quebec are set forth in Exhibit 9, attached hereto and expressly incorporated herein by this reference.

Quilvest Asian Equity Ltd. is a British Virgin Islands corporation, the principal business of which is the making of financial investments. The principal business address (which also serves as its principal office) of Quilvest Asian Equity Ltd. is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. Pursuant to Instruction C of Schedule 13D, certain information with respect to Quilvest Overseas Ltd., the sole shareholder of Quilvest Asian Equity Ltd., and Christian Baillet, N. Peter Ruys, Carlo Hoffman and Bruno Paul Yves Ghislain

Seghin, the executive officers and directors of Quilvest Asian Equity Ltd. is provided below.

The address of Christian Baillet is 8, Avenue du Bel Air, F - 91370 Verrieres le Buisson, France. Mr. Baillet is a director on the Board of Directors of Quilvest Asian Equity Ltd. and Quilvest S.A.. Mr. Baillet is also the Chief Executive Officer of Quilvest S.A. and a director and President of Quilvest Overseas Ltd.

The address of N. Peter Ruys is Utoquai 37, CH - 8008 Zurich, Switzerland. Mr. Ruys is a director on the Board of Directors of Quilvest Asian Equity Ltd. and is also its Secretary. He is also a director and Secretary of Quilvest Overseas Ltd.

The address of Carlo Hoffman is 243, Route d'Arlon, L - 1150 Luxembourg. Mr. Hoffman is a director on the Board of Directors of Quilvest Asian Equity Ltd. and is also its Treasurer. He is also a director and Treasurer of Quilvest Overseas Ltd.

The address of Bruno Paul Yves Ghislain Seghin is A1, Riviera Apartments, 4 South Bay Road, Hong Kong. Mr. Seghin is a director on the Board of Directors of Quilvest Asian Equity Ltd.

Quilvest Overseas Ltd. is a British Virgin Islands corporation, the principal business of which is the making of financial investments. The principal business address (which also serves as its principal office) of Quilvest Overseas Ltd. is Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. Pursuant to Instruction C of Schedule 13D, certain information with respect to Quilvest S.A., the sole shareholder of Quilvest Overseas Ltd., is provided below. The directors and executive officers of Quilvest Overseas Ltd--Mr. Hoffman, Mr. Ruys and Mr. Baillet--are discussed above.

Quilvest S.A. is a Luxembourg corporation listed on the Luxembourg Stock Exchange. Its principal business is as a holding company of various subsidiaries structured in accordance with Luxembourg law. The principal business address (which also serves as its principal address) of Quilvest S.A. is 84, Grand Rue, L - 2011 France. Pursuant to Instruction C of Schedule 13D, certain information with respect to Alvaro Sainz de Vicuna, Peter Bemberg, Charles de Montalembert, Andre Elvinger, Serge de Ganay, Louis James de Viel Castel and International Advisory Services, the executive officers and directors of Quilvest S.A. along with Mr. Baillet, is provided below.

The address of Mr. de Vicuna is Calle Dr Fleming 3, 8th Floor, Madrid 98036, Spain. Mr. de Vicuna is the President of Quilvest S.A. and a director of its Board of Directors.

The address of Mr. Bemberg is Les Arcades du Lac, Chemin de la Falaise, 291196 Gland, Switzerland. Mr. Bemberg is a director of the Board of Directors of Quilvest S.A.

The address of Mr. de Montalembert is 82 Blvd. Arago, F-75013 Paris, France. Mr. Montalembert is a director of the Board of Directors of Quilvest S.A.

The address of Mr. Elvinger is 174, avenue de la Faiencerie,L-1511 Luxembourg. Mr. Elvinger is a director of the Board of Directors of Quilvest S.A.

The address of Mr. de Ganay is 75, rue de la Tour,F-75116 Paris, France. Mr. de Ganay is a director of the Board of Directors of Quilvest S.A

The address of Mr. de Viel Castel is 25 bis rue de Constantine F-75007 Paris, France. Mr. de Viel Castel is a director of the Board of Directors of Quilvest S.A.

The address of International Advisory Services is CITCO Building, Wickhams Cay Road Town, Tortola, British Virgin Islands. International Advisory Services is registered in the British Virgin Islands as an international business company. It is a director of the Board of Directors of Quilvest S.A. and is represented in this capacity by Christian Baillet.

(d)-(e)

None of the Reporting Persons and none of the executive officers or directors of such Reporting Persons have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons and none of the executive officers or directors of such Reporting Persons above have, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Capital International Asia CDPQ Inc. is a Canadian (Quebec Companies Act, Part
1A) corporation. Capital International CDPQ Inc. is a Canadian (Quebec Companies Act, Part 1A) corporation. Caisse de depot et placement du Quebec is a legal person without share capital and a mandatary of the State of the Province de Quebec, created by a special act of the Legislature of the Province de Quebec. Quilvest Asian Equity Ltd. is a British Virgin Islands corporation. Quilvest Overseas Ltd. is a British Virgin Islands corporation. Quilvest S.A. is a Luxembourg corporation. International Advisory Services is a British Virgin Islands company.

Mr. de Vicuna is a Spanish citizen. Mr. Seghin is a Belgian citizen. Messrs. Baillet, Bemberg, de Montalembert, de Ganay, and de Viel Castel are French citizens. Mr. Elvinger and Mr. Hoffman are citizens of Luxembourg.

Each of the directors and executive officers and directors of (i) Capital International Asia CDPQ Inc., (ii) Capital International CDPQ Inc. and (iii) Caisse de depot et placement du Quebec is a Canadian citizen, except for Mr. John T. Wall, director of Caisse de depot et placement du Quebec, who is an American citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate amount of funds or other consideration to purchase the 3750 shares of Series 4-A Convertible Preferred Stock described in further detail herein is $7,500,000 in cash. $1,500,000 is provided by Quilvest Asian Equity Ltd. to purchase 750 shares of Series 4-A Convertible Preferred Stock. It was obtained from the working capital of the parent of its publicly traded parent, Quilvest S.A. The other $6,000,000, for the remaining 3000 shares of Series 4-A Convertible Preferred Stock, is provided by Capital International Asia CDPQ Inc., through Caisse de depot et placement du Quebec, the sole shareholder of its sole shareholder. It derives from money obtained from funds managed by Caisse de depot et placement du Quebec as described in Item 2 hereof.

ITEM 4. PURPOSE OF TRANSACTION

The terms of the Series 4-A Convertible Preferred Stock, other material terms and conditions relating to the Investors' investment, the Investors' possible future plans with respect thereto and all other information requested by Item 4 of this Schedule 13D is provided in this Item 4 and in Exhibits 2 through 6 to this Schedule 13D, each of which is expressly incorporated herein. The information provided in this Item 4 is qualified in its entirety by Exhibits 2 through 6 to this Schedule 13D.

Series 4-A Convertible Preferred Stock

The Series 4-A Convertible Preferred Stock purchased by the Investors has the following terms and conditions:

Each share of Series 4-A Convertible Preferred Stock is convertible into common stock of the Issuer at a rate determined by multiplying the original issue price of a share of Series 4-A Convertible Preferred Stock (which is $2000 as of the date of purchase but adjustable under certain conditions) by the conversion price. The conversion price was originally set at $0.10 but is subject to adjustment under certain circumstances among which are a split or reverse split. Because of the Post-Closing Reverse Split described later in this Item 4, the conversion price has already been adjusted to $2.00. The conversion is automatic if certain liquidity conditions are met. At any given time, each holder of Series 4-A Convertible Preferred Stock has the same voting rights it would have if all of its Series 4-A Convertible Preferred Stock were immediately converted at such time. The Issuer is required to keep reserved out of its authorized but unissued capital a sufficient number of shares of common stock to allow for full conversion of all outstanding 4-A Convertible Preferred Stock.

The Series 4-A Convertible Preferred Stock is not redeemable by the Issuer, but the holders thereof may require the Issuer to purchase their shares of Series 4-A Convertible Preferred Stock (in cash or by a promissory note) at a rate equal to 150% of the original issue price of such shares if certain liquidity conditions are not met on or prior to March 31, 2006. Under the terms of the Stockholders Agreement, discussed in further detail below, attached as Exhibit 3 hereto and expressly incorporated by reference herein, certain of the founders of the Company who are holders of Series 4-A Convertible Preferred Stock (specifically, Philip Kelly, Dennis Smith and John Cantillon, who are collectively referred to herein as "Founders") have agreed that they will not exercise this right to require purchase by the Issuer unless, as between the Founders collectively, the Founders holding a majority of all of the Series 4-A Convertible Preferred Stock held by them elect to exercise such put right, in which case all of the Founders must exercise such put right simultaneously. In addition, the Founder seeking to exercise is obligated to put 39% of any of the actual proceeds received from the Issuer from the exercise of such put right into an escrow account for up to six months, of which 65.3% and 19.0% of such amount will be distributed to Capital International Asia CDPQ Inc. (or its permitted transferees) and such Founder, respectively, until such time as Capital International Asia CDPQ Inc. has received the full amount of proceeds due to it upon exercise of its respective put right (if it decides to exercise that right). Upon receipt by Capital International Asia CDPQ Inc. of the full amount due to it, the remainder of such Founder's proceeds in the escrow account (if any) will be distributed to it.

The holders of shares of Series 4-A Convertible Preferred Stock are entitled to receive cash dividends prior and in preference to any declaration or payment of dividends to holders of common stock. Upon liquidation, the holders are entitled to receive the original issue price of the Series 4-A Convertible Preferred Stock held by them as well as all accrued and unpaid dividends thereon prior and in preference to any distribution to holders of common stock but after distribution to holders of certain other securities of the Issuer.

Holders of Series 4-A Convertible Preferred Stock have the right to purchase preemptively any shares of common stock or securities convertible into or exchangeable or exercisable for common stock that the Issuer seeks to sell on substantially the same terms and conditions as the terms and conditions of the proposed sale.

The Issuer is prohibited from changing the rights, preferences, privileges or limitations of the Series 4-A Convertible Preferred Stock, or amending the Certificate of Incorporation to allow for the creation of another class of stock that is senior (in terms of dividends, liquidation preference or redemption) to, or pari passu with, Series 4-A Convertible Preferred Stock.

Stockholders Agreement

In addition to the foregoing terms of the Series 4-A Convertible Preferred Stock and in connection with the purchase of the Series 4-A Convertible Preferred Stock, the Investors, certain larger shareholders of the Issuer, the Founders (such parties being referred to herein as "Holders") and the Issuer have entered into a Stockholders Agreement pursuant to which the Investors (or, in some cases, Capital International

Asia CDPQ Inc. exclusively) have certain rights and obligations relating to the business and operations of the Issuer, the transfer and voting of securities of the Issuer and other matters concerning the Issuer. Relevant terms of the Stockholders Agreement include the following:

The Stockholders Agreement contains certain restrictions on the ability of any of the Holders to transfer their respective shares of Series 4-A Convertible Preferred Stock or common stock issuable or issued upon conversion of Series 4-A Convertible Preferred Stock (collectively, "Shares"). Specifically, the Stockholders Agreement provides for a right of first refusal whereby if a Holder desires to transfer its Shares to a third party it must first offer those Shares to the non-transferring Holders and provides a separate right of co-sale whereby non-transferring Holders may sell their Shares to the third party. The exercise of these rights is subject to limitations and conditions which are set forth in the Stockholders Agreement, which is expressly incorporated by reference herein. In particular, the rights of first refusal and co-sale only apply to 75% of the total Shares subject to the agreement held by each Holder and their permitted transferees (including affiliates that are parties to the Stockholders Agreement) as of the date the Holder became a party to the agreement or with respect to a Holder who becomes a party to the agreement and subsequently purchases additional shares of Series 4-A Convertible Preferred Stock, as of the date of the purchase of such additional shares. That 75% portion of the Shares is referred to as the restricted securities, and no Holder may transfer any restricted securities (other than to a permitted transferee) until the earlier of March 31, 2006 or the date that certain liquidity conditions are met, unless the transfer is made in compliance with the rights of first refusal and co-sale.

Subject to the terms and conditions set forth in the Stockholders Agreement, if at any time prior to the date that certain liquidity conditions are met, a proposal for a sale or other acquisition of all or at least 90% of the Shares then owned by all Holders to any third party in connection with particular types of sales has been approved by the Issuer's Board of Directors and holders of a specified percentage of the Issuer's outstanding share capital and Series 4-A Convertible Preferred Stock, then the Holders who approved the sale may require all other Holders to sell all of their Shares in the proposed transaction.

The Stockholders Agreement provides that the size of the Issuer's Board of Directors shall be fixed at seven members unless a change is approved in accordance with the Issuer's Bylaws and the Stockholders Agreement. In addition, the Stockholders Agreement grants Capital International Asia CDPQ Inc. and two other larger Holders (but not Quilvest Asian Equity Ltd.) the right to have the Issuer nominate a person selected by each of them to be on the Board of Directors and requires that the Holders vote their shares in favor of such nominee. The director selected by Capital International Asia CDPQ Inc. has the right to veto certain actions contemplated by the Issuer (which would include without limitation veto rights over the Issuer incurring indebtedness beyond $5 million, entering into mergers with certain exceptions and entering into contracts with a value exceeding $1 million that are not within the Issuer's line of business). Further, a quorum necessary for the transaction of business by the Board must be at least three members, two of whom must be nominated by the Holders that have exercised their right to nominate a director as described in the Stockholders Agreement.

In connection with the foregoing, on October 25, 2002, Bruno Paul Yves Ghislain Seghin, an individual selected by Capital International Asia CDPQ Inc., was nominated by the Issuer to fill a director's vacancy on the Issuer's Board of Directors and became with immediate effect a director of the Issuer.

Capital International Asia CDPQ Inc. also itself has certain veto rights over certain corporate actions of the Issuer, including without limitation veto rights over a change in the size of the Board of Directors, the sale or disposition of the Issuer's assets in an amount exceeding $250,000 and the termination or hiring of the Issuer's Chief Executive Officer, Chief Financial Officer, Chief Operating Officer or President.

The Stockholders Agreement provides that if certain Holders employed by the Issuer voluntarily terminate employment with the Issuer prior to the date that certain liquidity conditions are met, such Holder must place all of its Shares in an escrow account. Those Shares will remain in escrow until they are either purchased by the Issuer or a Holder, at a 30% discount to market price, or they are released from escrow in accordance with the terms set forth in the Stockholders Agreement. In addition, as set forth above in the description of the terms and conditions of the Series 4-A Convertible Preferred Stock, the Stockholders Agreement imposes limitations on the ability of the Founders to require the Issuer to repurchase its Shares.

If at any time during the term of the Stockholders Agreement there is a material breach of certain sections of the Stockholders Agreement by the Issuer, then in lieu of any damages and such other remedies as may be available at law, equity or under the Issuer's charter documents, the Holders, other than the Founders, shall have the right to require the Issuer to purchase all but not less than all of their Series 4-A Convertible Preferred Stock at a price per share equal to the original issue price, which as of the date of purchase of Series 4-A Convertible Preferred Stock was $2,000, plus an amount which would yield an internal rate of return to those Holders of 10% to the date of such purchase. This right will not be available if the Issuer remedies the breach to the reasonable satisfaction of the Holders within the notice period specified in the Stockholders Agreement.

Registration Rights

In connection with their purchase of Series 4-A Convertible Preferred Stock, the Investors and other holders of Series 4-A Convertible Preferred Stock entered into a Registration Rights Agreement with the Issuer. The Registration Rights Agreement grants the parties to that agreement, including the Investors, certain "demand", "piggyback" and Form S-3 registration rights with respect to the common stock of the Issuer, subject to the terms and conditions as set forth in the Registration Rights Agreement.

Conditional Warrants

In connection with their purchase of Series 4-A Convertible Preferred Stock, the Investors received warrants to purchase, beginning on April 1, 2003, an aggregate of 25 million shares of common stock at an exercise price of 0.01 cent/share. Under the terms of those warrants, if the Company effects a reverse split of its issued and outstanding common stock at an exchange ratio of twenty to one within 120 days of closing (the "Post-Closing Reverse Split"), then the warrants will be exchanged for a second set of warrants to purchase an aggregate of 1.25 million shares of common stock (the "Post-Closing Warrants") at the same exercise price. The second set of warrants are not exercisable before April 1, 2005 and are only exercisable at that time if particular earnings targets are not met by the Issuer.

The Post Closing Reverse Split took place on November 20, 2002. Therefore the Investors now own the Post-Closing Warrants. Because the exercise of the Post-Closing Warrants depends on material contingencies not within the control of any of the Reporting Persons (namely the meeting of earnings targets by the Issuer), the shares of common stock underlying the Post-Closing Warrants are not beneficially owned by any of the Reporting Persons, and such shares of common stock are not reported herein with respect to any of the Reporting Persons.

Second Closing

The Issuer may (but is not obligated to) require that the Investors supply an additional $2.5 million in exchange for an additional 1,250 shares of Series 4-A Convertible Preferred Stock if certain conditions are met relating to the future operations of the Issuer. Because the Issuer is not obligated to enter into this transaction, none of the Reporting Persons are the beneficial owners of this additional 1250 shares of Series 4-A Convertible Preferred Stock or the common stock underlying such shares, and such shares of common stock are not reported herein with respect to any of the Reporting Persons.

Coordinated Voting and Disposition; Contemplated Transfer

The Investors have an unwritten and informal understanding with each other to coordinate the voting of the securities of the Issuer that they hold and the disposition of such securities. There is no written understanding or formal arrangement relating to these matters. The Investors have jointly explored investment opportunities in Asia since the late 1990's. Over the past three years, the Investors have shared resources and co-invested in a number of transactions in different industries throughout the region.

For internal reasons not relating to the Issuer, the Investors have discussed transferring the securities of the Issuer owned by them to a separate investment vehicle that is yet to be formed and will, if formed, be affiliated with and controlled by the Investors. The Investors' discussions at this time remain in the preliminary stages and neither party is bound to carry through with such an arrangement. If a transaction transferring shares to such a vehicle is ultimately consummated, an amendment to this Schedule 13D will be filed at such time.

General

Depending on market conditions and other factors that each may deem material to its investment decision, (i) the Investors may seek to exercise the warrants described in this Item 4 and in the Exhibits to this Schedule 13D which are expressly incorporated by reference herein (to the extent that such warrants become exercisable in accordance with their terms as described in this Item 4 and in the Exhibits to this Schedule 13D which are expressly incorporated by reference herein) and (ii) each of the Reporting Persons may purchase additional shares of common stock in the open market or in private transactions or may dispose of all or a portion of the shares of common stock that such Reporting Person now owns or hereafter may acquire.

Other than as described in Item 2, this Item 4 and Exhibits 2-6 to this Schedule 13D, all of which are expressly incorporated by reference herein, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D, although they reserve the right to develop such plans.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Each of the calculations in this Item 5 is based on 5,491,086 shares of common stock comprised of (i) 1,741,086 shares of common stock, which is the amount of common stock reported on the Issuer's most recent amended Form 10-Q, determined as of August 26, 2002, divided by twenty and rounded to the nearest share to take into account the effect of the Post-Closing Reverse Split described in Item 4 hereof and (ii) 3,750,000 shares of common stock into which the 3750 shares of Series 4-A Convertible Preferred Stock held by the Investors can be converted on the filing date hereof given the conversion terms described in Item 4 hereof and the Certificate of Designation of the Series 4-A Convertible Stock, which is attached as Exhibit 2 hereto and expressly incorporated herein by this reference.

As required by Section 13d-3 of Regulation 13D-G, it is assumed that only the securities convertible into common stock that are beneficially owned by such Reporting Person are so converted.

(a)-(b)

Quilvest Asian Equity Ltd.

Quilvest Asian Equity Ltd. directly owns 750 shares of Series 4-A Convertible Preferred Stock. As set forth in Items 2 and 4, Quilvest Asian Equity Ltd. affirms that it forms a group with Capital International Asia CDPQ Inc. Capital International Asia CDPQ Inc. directly owns 3000 shares of Series 4-A Convertible Preferred Stock.

Therefore, Quilvest Asian Equity Ltd. may be deemed pursuant to Rule 13d-3 of Regulation 13D-G to be the beneficial owner, with shared voting power and shared dispositive power, of 3,750,000 shares of common stock (upon conversion of 3750 shares of Series 4-A Convertible Preferred Stock), which constitutes approximately 68.3% of the issued and outstanding shares of common stock. Voting power and power of disposition over the stock is shared with Capital International Asia CDPQ Inc. pursuant to the informal and unwritten arrangement to coordinate voting and disposition described in Item 4. Capital International Asia CDPQ Inc. is a Reporting Person on this Schedule 13D as set forth in Item 2 hereof.

Capital International Asia CDPQ Inc.

Capital International Asia CDPQ Inc. directly owns 3000 shares of Series 4-A Convertible Preferred Stock. As set forth in Items 2 and 4, Capital International Asia CDPQ Inc. affirms that it forms a group with Quilvest Asian Equity Ltd. Quilvest Asian Equity Ltd. directly owns 750 shares of Series 4-A Convertible Preferred Stock.

Therefore, pursuant to Rule 13d-3 of Regulation 13D-G, Capital International Asia CDPQ Inc. may be deemed to be the beneficial owner, with shared voting power and shared dispositive power, of 3,750,000 shares of common stock (upon conversion of 3750 shares of Series 4-A Convertible Preferred Stock), which constitutes approximately 68.3% of the issued and outstanding shares of common stock. Voting power and power of disposition over the stock is shared with Quilvest Asian Equity Ltd. pursuant to the informal and unwritten arrangement to coordinate voting and disposition described in Item 4. Quilvest Asian Equity Ltd. is a Reporting Person on this Schedule 13D as set forth in Item 2 hereof.

Quilvest Overseas Ltd.

As sole shareholder of Quilvest Asian Equity Ltd., Quilvest Overseas Ltd. may, pursuant to Rule 13d-3 of Regulation 13D-G, be deemed to be the beneficial owner, with shared voting power and shared dispositive power, of 3,750,000 shares of common stock (upon conversion of 3750 shares of Series 4-A Convertible Preferred Stock), which constitutes approximately 68.3% of the issued and outstanding common stock. Voting power and power of disposition over the stock may be deemed to be shared with Capital International Asia CDPQ Inc. pursuant to the informal and unwritten arrangement between Quilvest Asian Equity Ltd. and Capital International Asia CDPQ Inc. to coordinate voting and disposition described in Item 4. Capital International Asia CDPQ Inc. is a Reporting Person on this Schedule 13D as set forth in Item 2 hereof.

Quilvest S.A.

As sole shareholder of Quilvest Overseas Ltd, which is sole shareholder of Quilvest Asian Equity Ltd., Quilvest S.A. may, pursuant to Rule 13d-3 of Regulation 13D-G, be deemed to be the beneficial owner, with shared voting power and shared dispositive power, of 3,750,000 shares of common stock (upon conversion of 3750 shares of Series 4-A Convertible Preferred Stock), which constitutes approximately 68.3% of the issued and outstanding common stock. Voting power and power of disposition over the stock may be deemed to be shared with Capital International Asia CDPQ Inc. pursuant to the informal and unwritten arrangement between Quilvest Asian Equity Ltd. and Capital International Asia CDPQ Inc. to coordinate voting and disposition described in Item 4. Capital International Asia CDPQ Inc. is a Reporting Person on this Schedule 13D as set forth in Item 2 hereof.

Capital International CDPQ Inc.

As sole shareholder of Capital International Asia CDPQ Inc., Capital International CDPQ Inc. may, pursuant to Rule 13d-3 of Regulation 13D-G, be deemed to be the beneficial owner, with shared voting power and shared dispositive power, of 3,750,000 shares of common stock (upon conversion of 3750 shares of Series 4-A Convertible Preferred Stock), which constitutes approximately 68.3% of the issued and outstanding common stock. Voting power and power of disposition over the stock may be deemed to be shared with Quilvest Asian Equity Ltd. pursuant to the informal and unwritten arrangement between Quilvest Asian Equity Ltd. and Capital International Asia CDPQ Inc. to coordinate voting and disposition described in Item 4. Quilvest Asian Equity Ltd. is a Reporting Person on this Schedule 13D as set forth in Item 2 hereof.

Caisse de depot et placement du Quebec

As sole shareholder of Capital International CDPQ Inc. which is sole shareholder of Capital International Asia CDPQ Inc., Caisse de depot et placement du Quebec may, pursuant to Rule 13d-3 of Regulation 13D-G, be deemed to be the beneficial owner, with shared voting power and shared dispositive power, of 3,750,000 shares of common stock (upon conversion of 3750 shares of Series 4-A Convertible Preferred Stock), which constitutes approximately 68.3% of the issued and outstanding common stock. Voting power and power of disposition over the stock may be deemed to be shared with Quilvest Asian Equity Ltd. pursuant to the informal and unwritten arrangement between Quilvest Asian Equity Ltd. and Capital International Asia CDPQ Inc. to coordinate voting and disposition described in Item 4. Quilvest Asian Equity Ltd. is a Reporting Person on this
Schedule 13D as set forth in Item 2 hereof.

Other Parties to the Stockholders Agreement

By virtue of the execution and delivery of the Stockholders Agreement, and the expected performance by the parties to vote their shares in favor of certain nominees to the Issuer's Board of Directors, all of the parties to the Stockholders Agreement may be deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) promulgated by the Securities and Exchange Commission pursuant to the Act. If the parties to the Stockholders Agreement are deemed to constitute a "group," then each such party, as a member of the "group," would be deemed to own beneficially all of the shares of common stock owned in the aggregate by the members of such group.

In addition to the disclaimer set forth in Item 2 with respect to the Reporting Persons other than the Investors, each of the Reporting Persons including the Investors disclaims (a) membership in any "group", by virtue of the execution and delivery by the Investors of the Stockholders Agreement, with persons other than the Reporting Persons and (b) beneficial ownership of any shares of common stock directly held by any party other than the Investors.

To the Reporting Persons' knowledge, the other parties to the Stockholders Agreement have the number of shares of Series 4-A Convertible Preferred Stock contained in the second column of the table below, convertible into the shares of common stock contained in the third column.

Name                                   Series 4-A          Common (assuming full
                                       Convertible         conversion of
                                       Preferred           Series 4-A)
--------------------------------------------------------------------------------
Mercantile Capital Partners I, L.P.         3387                  3,387,000
--------------------------------------------------------------------------------
Asia Investment Group I, LLC                 401                    401,000
--------------------------------------------------------------------------------
BAPEF Investments XII, Ltd.                 5094                  5,094,000
--------------------------------------------------------------------------------
Phillip Kelly                               1905                  1,905,000
--------------------------------------------------------------------------------
John Cantillon                              2053                  2,053,000
--------------------------------------------------------------------------------
Dennis Smith                                 383                    383,000
--------------------------------------------------------------------------------
Total                                     13,223                 13,223,000
--------------------------------------------------------------------------------

(c) None of the Reporting Persons has effected any other transactions in the past 60 days in the common stock of the Issuer.

(d)-(e)

Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in Items 2-5 of this Schedule 13D and as set forth in the Exhibits, each of which is expressly incorporated herein by reference, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 of this Schedule 13D or between such persons and any person with respect to securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Statement filed pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, expressly incorporated herein by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on November 4, 2002.

Exhibit 2 Certificate of Designation of the Series 4-A Convertible Preferred Stock, expressly incorporated herein by reference to Exhibit 2 to the Schedule 13D filed by the Reporting Persons on November 4, 2002.

Exhibit 3 Stockholders Agreement, dated October 25, 2002, expressly incorporated herein by reference to Exhibit 3 to the Schedule 13D filed by the Reporting Persons on November 4, 2002.

Exhibit 4 Series 4-A Convertible Preferred Stock Purchase Agreement, dated October 23, 2002, excluding the schedules and exhibits thereto, expressly incorporated herein by reference to Exhibit 4 to the Schedule 13D filed by the Reporting Persons on November 4, 2002.

Exhibit 5 Two Common Stock Purchase Warrants, each dated October 25, 2002, for the purchase of 20 million shares and 5 million shares of common stock, in favor of Capital International Asia CDPQ Inc. and Quilvest Asian Equity Ltd., respectively, expressly incorporated herein by reference to Exhibit 5 to the
Schedule 13D filed by the Reporting Persons on November 4, 2002.

Exhibit 6 Registration Rights Agreement, dated October 25, 2002, expressly incorporated herein by reference to Exhibit 6 to the Schedule 13D filed by the Reporting Persons on November 4, 2002.

Exhibit 7 List of Executive Officers and Directors of Capital International Asia CDPQ Inc., expressly incorporated herein by reference to Exhibit 7 to the
Schedule 13D filed by the Reporting Persons on November 4, 2002.

Exhibit 8 List of Executive Officers and Directors of Capital International CDPQ Inc., expressly incorporated herein by reference to Exhibit 8 to the Schedule 13D filed by the Reporting Persons on November 4, 2002.

Exhibit 9 List of Executive Officers and Directors of Caisse de depot et placement du Quebec, expressly incorporated herein by reference to Exhibit 9 to the Schedule 13D filed by the Reporting Persons on November 4, 2002.

Exhibit 10 Statement filed pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, dated November 22, 2002.

ITEM 8. SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2002


CAPITAL INTERNATIONAL ASIA CDPQ INC.

By:   /s/  Ginette Depelteau
      --------------------------------------
      Name:  Ginette Depelteau
      Title: Secretary

CAPITAL INTERNATIONAL CDPQ INC.

By:   /s/ Ginette Depelteau
      --------------------------------------
      Name:  Ginette Depelteau
      Title: Secretary

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

By:   /s/  Ginette Depelteau
      --------------------------------------
      Name:  Ginette Depelteau
      Title: Vice-President and
             Corporate Secretary

QUILVEST ASIAN EQUITY LTD.

By:   /s/  Bruno Paul Yves Ghislain Seghin
      --------------------------------------
      Name:  Bruno Paul Yves Ghislain Seghin
      Title: Director

QUILVEST OVERSEAS LTD.

By:   /s/  Christian Baillet
      --------------------------------------
      Name:  Christian Baillet
      Title: Director, President

QUILVEST S.A.

By:   /s/  Christian Baillet
      --------------------------------------
      Name:  Christian Baillet
      Title: Chief Executive Officer